   Filed by Advanced Fibre Communications, Inc. (Commission File No. 000-28734)
                          Pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 of the
                                                Securities Exchange Act of 1934
                           Subject Company: Advanced Fibre Communications, Inc.
                                               (Commission File No.: 000-28734)

This filing relates to the proposed merger between a wholly owned subsidiary of Tellabs, Inc. and Advanced Fibre Communications, Inc. ("AFC"), pursuant to an Agreement and Plan of Merger, dated as of May 19, 2004. The Agreement and Plan of Merger, along with an amendment to AFC's Rights Agreement and the joint press release of Tellabs and AFC contained in this filing, were filed by AFC under cover of a Current Report Form 8-K on May 20, 2004 and is incorporated by reference into this filing.

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT
COMMUNITY--CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this filing regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are "forward-looking statements." Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company's actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company's actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statement and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications' comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications' public filings with the

Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4, and Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.'s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.'s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.


                                    * * *

[Joint Press Release dated May 20, 2004]

                                                                   May 20, 2004

          Tellabs to acquire AFC for $1.9 billion in cash and stock

              Combines market leaders in transport and access to
                       lead industry shift to broadband

Naperville, Ill., and Petaluma, Calif. - Tellabs (NASDAQ: TLAB), a leader in bandwidth management and optical transport, and AFC (NASDAQ: AFCI), a leader in access, today entered into a definitive agreement under which Tellabs will acquire AFC. The combination creates an industry leader in strategic access and transport solutions for the world's leading telecom service providers.

Under the terms of the transaction, which was approved by both companies' boards of directors, AFC stockholders will receive 1.55 shares of Tellabs common stock and $7.00 in cash for each AFC share. Based on Tellabs' closing price on May 19, 2004, this represents $21.24 in value per AFC share, or a total value of $1.9 billion. Upon completion of the transaction, Tellabs stockholders will own approximately 75% of the company and AFC stockholders will own 25%. Including synergies, the transaction is expected to be accretive to Tellabs' 2005 pretax income on a per-share basis, excluding amortization associated with acquired intangibles and other purchase accounting adjustments.

"Together, Tellabs and AFC create a strategic global telecom equipment supplier that will lead the industry's shift to broadband data with end-to-end access and transport solutions," said Krish Prabhu, chief executive officer (CEO) and president of Tellabs. "Marrying the leader in access with the leader in transport positions us to grow with our customers in the industry's sweet spot of broadband services. This will enable us to help customers simplify networks, offer easier service provisioning and sharpen their competitive edge."

"We are excited about this strategic combination, which creates a company with an expanded portfolio to take advantage of carriers' growing investment and focus on alternative broadband access markets such as fiber-to-the-premises and broadband wireless," said John Schofield, chairman and CEO of AFC. "Our comprehensive suite of innovative broadband access solutions will gain growth opportunities through Tellabs' significant international distribution channels, as well as their deep relationships with regional Bells and large incumbent carriers."

Upon completion of the transaction, John Schofield will become chief operating officer and a director of Tellabs. The Tellabs board will be expanded to include three AFC directors, including Schofield, increasing the size of Tellabs' board to 12 members. The transaction is subject to certain closing conditions, including regulatory approval and approval by Tellabs' and AFC's stockholders. It is expected to close in the second half of 2004.

The combined company will employ about 4,100 people, including nearly 1,000 in international locations. It will have research and development centers in Illinois, California, Florida, Texas, Virginia, Denmark and Finland, as well as 41 sales offices in 29 countries.

Credit Suisse First Boston acted as financial advisor to Tellabs and Sidley Austin Brown & Wood provided legal counsel to Tellabs. Bear, Stearns & Co. Inc. acted as financial advisor to AFC and Pillsbury Winthrop provided legal counsel to AFC.

Simultaneous Webcast and Teleconference Replay---Tellabs and AFC will host a teleconference for investors at 7:30 a.m. Central Daylight Time on Thursday, May 20, to discuss the proposed acquisition. To access the teleconference, dial 212-346-6474. Internet users can hear a simultaneous live webcast of the teleconference at tellabs.com and afc.com. A taped replay of the call will be available until 5:00 p.m. Central time on May 25, at 800-633-8284. (Outside the United States, dial 402-977-9140.) When prompted, enter the Tellabs/AFC reservation number: 21196127.

About Tellabs---Headquartered in Naperville, Ill., Tellabs delivers technology that transforms the way the world communicates(TM). Tellabs experts design, develop, deploy and support our solutions for telecom service providers in more than 100 countries. More than two-thirds of telephone calls and Internet sessions in several countries, including the United States, flow through Tellabs equipment. Our product portfolio provides solutions in next-generation optical networking, managed access, carrier-class data, voice quality enhancement and cable telephony. For details, see www.tellabs.com.

About AFC---Headquartered in Petaluma, Calif., AFC is a leading provider of broadband access solutions for the global telecommunications industry. With a customer base of more than 800 service providers worldwide, AFC continues to build and support the world's evolving broadband access network architecture. For more information, please visit AFC online at www.AFC.com or call 1-800-690-AFCI.

                                    * * *


[Electronic Letter from John A. Schofield, Chairman, President and Chief Executive Officer of Advanced Fibre Communications, Inc., to employees of Advanced Fibre Communications, Inc.]

Dear Colleagues,

This morning AFC announced that it is joining forces with Tellabs. We have agreed to this transaction because we believe it promises vast new opportunities for even greater success for both our companies.

I believe it's an exciting day for AFC, our employees, and our customers. I am encouraged by the positive feedback I have already received from two RBOCs, which believe this combination of two leading suppliers will benefit them, as well as the industry in general. AFC employees will gain advantages from being part of a larger, growing company that is leading the industry shift to broadband data. The new company's broader portfolio of solutions and a greater presence in markets worldwide promises new and increased opportunities for our employee base.

This transaction expands both companies' market and customer reach. AFC will leverage Tellabs' significant international distribution channels and deep relationships with RBOCs, extending the reach of AFC's access solutions into global markets and enabling the company to become a more robust, global provider of leading access solutions. As many of you know, Tellabs is the U.S. market leader in bandwidth management and transport--more than two-thirds of the telephone calls and Internet sessions in several countries, including the United States, flow through Tellabs equipment.

It has been an exciting year for AFC, and we are very pleased by the progress our business has made. Today's announcement is recognition of our great success. As part of a new dynamic company, we are confident that we can accomplish our goals with greater speed and assurance.

Following the close of the transaction--expected in the third quarter of this year--I will remain intimately involved with the new company as chief operating officer, reporting directly to Tellabs CEO Krish Prabhu. Additionally, I will be joining the Tellabs board, along with two other independent directors from AFC. The purchase is subject to regulatory approval, as well as approval from AFC and Tellabs shareholders. For more detailed information on the transaction, please refer to today's press release or the Transaction Overview, which is posted in AccessInfo.

We promise to keep you updated on the progress of the combination. We are spending considerable time creating an integration plan, and the combined leadership team understands that a successful integration is critical to our continued success. We are taking lessons from past acquisitions and will apply them to this transaction in order to promise the smoothest transition possible.

At 10:00 a.m. PDT today, Krish and I will be hosting an AFC All Employee meeting in Petaluma. Details will be sent to you immediately under separate cover. We very much hope you will attend and provide us the opportunity to share our enthusiasm for this deal. As always, we are here to address any of your questions or concerns about the Company, and ask that you submit your questions to XXXXXXXXXX.

Sincerely,


John A. Schofield

                                    * * *


             [Transaction Overview Made Available to Employees of
                     Advanced Fibre Communications, Inc.]

Transaction Overview
--------------------


The Transaction

+ Today we signed an agreement to be acquired by Tellabs. This will be a stock and cash transaction totaling approximately $1.9 billion. At closing, AFC stock holders will own 25% of the new company and Tellabs' stockholders will own 75%.

About Tellabs

+ Tellabs is based in Naperville, Illinois, a suburb of Chicago, and has approximately 3,100 employees around the world

+ They are the #1 provider of metro optical transport networking solutions. Tellabs has a leading position in U.S. bandwidth management with greater than 70% market share. Two-thirds of all phone calls and Internet sessions in several countries, including the U.S., flow through Tellabs' equipment

+   35% of Tellabs' first-quarter 2004 revenue came from international markets

+   Tellabs has almost $1.2 billion cash and equivalents in the bank

Strategic Value

+ This transaction is a marriage of two strong and complementary companies, creating one, more robust company with the ability to offer its customers greater value and functionality. The combination creates a strategic global vendor who will lead the industry shift to broadband data with solutions in end-to-end access and transport.

+ AFC will gain growth opportunities from Tellabs' significant international distribution channels, as well as their deep relationships with regional Bells and large incumbent carriers.

+ Tellabs gains entry into the rapidly-growing Access market with market-proven solutions and an established customer base.

+ The timing is right. The combined company's expanded portfolio takes advantage of carriers' growing investment and attention on alternative broadband access markets such as fiber-to-the-premises and broadband wireless.

+ Employees gain new opportunities by being part of a larger, growing company that is leading the industry shift to broadband data, while expanding into new markets.

The Future

+ At close of transaction, AFC will become Tellabs. The AFC facilities in Petaluma, CA, San Jose, CA, Bedford, TX, Richardson, TX, and Miramar FL will be retained. Tellabs' corporate headquarters will remain in Naperville, IL.

+   An integration team is being formed to lead the transition efforts.

+ The transaction, which is subject to shareholder and regulatory approvals, is scheduled to close in the third quarter of 2004.

+ Throughout the following months leading up to the close of this transaction and after close, we are committed to continuing to offer the quality of service and support AFC and Tellabs customers have come to expect.

+ Change is an inevitable part of combining companies. We will share information clearly and quickly with the entire organization when we are legally permitted to do so. We will communicate any changes and decisions to those who are most affected first. As always, we will listen and respond to employees' concerns, issues, and questions.

                                    * * *

[Advanced Fibre Communications, Inc. Employee Questions and Answers]

                      AFC Employee Questions and Answers
About the Deal
--------------

1. Why are AFC and Tellabs joining forces? The combination of our companies creates greater scale and scope. This transaction brings together two strong and complementary companies, creating one, more robust company with the ability to accelerate its revenue growth by offering its customers exponentially greater value and functionality. This transaction creates a strategic global telecom equipment supplier that will lead the industry's shift to broadband data with end-to-end access, transport and data solutions. Together, Tellabs and AFC will become a more formidable competitor on a global basis and a more relevant supplier to our customers.

    We are leveraging this window of opportunity to lead the paradigm shift to FTTP and data-centric networks against much larger but less focused competitors. Joining forces increases our depth of resources, enabling us to accelerate our ability to capitalize on this and future strategic market opportunities.
2. What's the benefit to us to become a part of Tellabs? Tellabs has great relationships with world-class carriers. This acquisition provides new opportunities for AFC and its products including strong customer relationships, global distribution channels and award-winning customer service. In addition, employees benefit from being part of a larger growing company with new global career opportunities.

3. What is the timeline? When will the deal be finalized? We expect to close the deal in the third quarter of 2004. The transaction is subject to regulatory approval, as well as approval from both companies' shareholders.

4. What role will our leadership play within Tellabs? AFC's leadership team will play an important role in developing and deploying our global strategic solutions. AFC's CEO will take the role of COO and report directly to Tellabs CEO. Three AFC board members, one of whom is John, will join the Tellabs board.

5. How do we fit into Tellabs' vision? With this acquisition, Tellabs will have a synergistic product portfolio that fits the "sweet spots" as carriers' transition towards packet-based, fiber-based, broadband networks of the future.

6. What will this do to our stock price? Our stock is expected to trade consistent with how investors perceive the value of this deal.

About Tellabs
-------------

7. Why Tellabs? This is a logical extension of Tellabs' and AFC's core businesses. With this combination, Tellabs gains access networking solutions and expertise. AFC gains greater distribution channels and a broadened customer base into which we can sell our solutions. Together, Tellabs and AFC will provide customers with strategic solutions ranging from managed access through transport and broadband data. This will allow us to grow with our customers in the industry's sweet spot of broadband services.

     Tellabs' new CEO, Krish Prabhu, is well versed in the Access space. He was a leader in the initial deployments of DSL within the industry, providing him with intimate knowledge and experience with the Access markets' challenges and potential rewards.

     The new company will have stronger growth potential through a more strategic and relevant position with the world's leading carriers. The acquisition furthers our ability to offer a synergistic product portfolio that meets customer needs as they transition to the packet-based, fiber-based, broadband networks of the future.

8. Who is Tellabs? Tellabs is the U.S. market leader in bandwidth management and transport, the portion of the telecom networks that collects, combines and moves traffic across networks. Founded in 1975, Tellabs is based in Naperville, Ill. (a suburb of Chicago), and is a growing company currently employing approximately 3,100 people around the world. Tellabs experts design, develop, deploy and support solutions for telecom service providers in more than 100 countries. Tellabs has a strong wireless and wireline business both domestically and overseas. More than two-thirds of the telephone calls and Internet sessions in several countries - including the United States - flow through Tellabs equipment. Visit www.Tellabs.com for more details.

9. What exactly are Tellabs' products? Tellabs offers a variety of solutions including: digital cross connects; transport switching; managed access; data networking; optical transport; cable-MSO networks; voice quality enhancement; and Network Management. Tellabs offers both wireless and wireline solutions worldwide.

10. What is Tellabs' CEO's background? Krish Prabhu had worked with Alcatel since 1991 in various roles. He held the CEO position at Alcatel Network Systems from 1997-1999 when he was named Chief Operating Officer of Alcatel Telecom. In 2001, he became a venture partner in Morgenthaler Ventures, a communications and information technology focused venture capital firm. In the beginning of 2004, Krish joined Tellabs as the company's CEO and president.

Transition/Integration
----------------------

11. How will we be integrated into Tellabs? We will plan for integration over the next few months. The Tellabs' leadership strategy teams identified integration as an important component to our future success. We will take lessons from past acquisitions and apply them to this newest acquisition. We will keep you posted as we progress.

12. Will there be layoffs? Both businesses are planning for growth. It is not anticipated that a reduction in headcount will be a part of this acquisition. Our employees bring new and different skills to Tellabs that address different customer needs and both organizations are very lean organizations.

13. Will any of our facilities close as a result of this? The combined company intends to maintain the Petaluma, CA, San Jose, CA, Bedford/Richardson,
     TX and Miramar, FL facilities.

14. How will the NAA acquisition play into this acquisition? The Bedford group will be included in the acquisition.

15. Do we see a problem getting shareholder approvals? If we don't what happens? We anticipate positive response to this transaction from both companies' shareholders. If we were not to receive the required shareholder approvals, the transaction would not occur.

16. How do our products complement Tellabs' products? AFC is the market leader in access, the portion of telecom networks that connects telecom service providers with end-user locations, therefore enabling Tellabs to provide customers with an end-to-end managed access and transport networking solution.

17. Is there any product overlap? No. Tellabs is the U.S. market leader in bandwidth management and transport, the portion of telecom networks that collects, combines and moves traffic across networks, and AFC is the U.S. market leader in access, the portion of telecom networks that connects telecom service providers with end-user locations.

18. How can I support the success of the combined company? It is absolutely critical that each of us remain focused on delivering on our commitments to our customers and supporting each other internally during this transition period. Additionally, it is the responsibility of each employee to raise their concerns and questions in a timely manner with their manager so as to minimize unnecessary angst. We have aggressive commitments to keep, especially with respect to FTTP, and we cannot afford to become distracted or unfocused if we are to succeed during what will be a challenging time. Finally, the perpetuation of rumors is unhelpful and distracting - please do not comment on rumors or the progress of the merger to press, analysts or customers. Remember our goal is to ensure the success of this new and exciting opportunity.

Customers
---------

19. How will customers benefit from this acquisition? Customers will benefit from a global, strategic supplier who is well positioned to better serve their business needs in both Access and Transport networking.

     It is very important we remain focused on our customers' business now and in the future. This transaction is in direct support of our FTTP initiative with Verizon and our broader business with other customers. Over time, Tellabs' infrastructure expertise and resources will enable us to rapidly increase the scale of opportunities like FTTP in North America and overseas. As a combined company, we will enjoy even greater resources in customer service and support as well as distribution channels that span the globe. We will be able to fulfill our business objective to expand our sales and deployment of all of our solutions into new and growing markets around the world.

20. Who do you see as the main competition to the combined companies? The combined companies will continue to compete with both established and next-generation transport and access, including Alcatel and Lucent.

HR Concerns/Benefits
--------------------

21. What happens to my stock options? Each existing AFC stock option will become an option to purchase shares of Tellabs common stock. The number of Tellabs shares for which the new option will be exercisable will equal the number of AFC shares for which the option was previously exercisable, multiplied by the following ratio:
     (a) 1.55 plus (b) $7.00 divided by an average measure of Tellabs closing stock prices on Nasdaq for the 10 trading days preceding the effectiveness of the merger. The result will be rounded down to the nearest whole share. Each new option's exercise price will equal the previous exercise price divided by the same ratio, rounding up to the nearest cent. The new options will be exercisable on the same vesting schedule and other terms and conditions as applied to them before the merger.

     By way of example, if the average last reported sale price for Tellabs' stock during the 10 days preceding the merger equals $9.00 per share, then an option to purchase 100 shares of AFC common stock at an exercise price of $10.00 per share would be converted into an option to purchase 232 shares -- 100 times (1.55 + 7/9) -- of Tellabs common stock. The new option's exercise price would be the old exercise price, $10, divided by (1.55 + 7/9), or $4.30. This is, of course, a hypothetical example; the actual results of the formula will depend on Tellabs' stock price in the days preceding the merger.

22. What happens to my ESPP? The payroll deductions you have accumulated in the ESPP will be used to purchase AFC common stock. So instead of waiting until the next scheduled purchase date, i.e. 7/31 or 1/31, the purchase date will be accelerated to be immediately prior to the effective date of the merger. The price of your ESPP shares will be determined in accordance with the plan, i.e. 85% of the lower of 1. your existing enrollment price or 2. the fair market value per share of AFC common stock immediately prior to the effective date of the transaction. AFC will use its best effort to provide participants with at least ten days prior written notice of the occurrence of an accelerated purchase date and participants shall have the right to terminate from the ESPP prior to the purchase date. The ESPP plan will terminate following the accelerated purchase date and no further payroll deductions will be taken for the AFC ESPP plan.

23. What will happen to the shares I currently hold in the ESPP, including the ESPP shares I purchase immediately prior to the effective date of the merger? You will be considered a stockholder with respect to all shares of AFC Common Stock you hold as of the effective date of the merger. This includes any shares you still hold in the ESPP and shares you purchase in the ESPP immediately prior to the effective date of the merger. You will receive a cash payment for all shares of AFC common stock you hold pursuant to the merger agreement and your AFC common stock will be converted pursuant to the merger agreement.

24. Will I lose any of my vacation time? No, you will not lose any accrued time off and both companies cap vacation accruals at 240 hours. Tellabs does however accrue vacation at a lesser rate in most cases than AFC. We have agreed that AFC employees will continue to accrue according to the AFC plan through 12/31/04. On 1/1/05 we will transition to Tellabs' plan with our accrual ratesin place. In many circumstances additional vacation accrual will not occur for some period of time. Additional details to follow.

25. What happens to my benefits? We will maintain the existing AFC health and welfare benefits through December 31, 2004. We will transition to the Tellabs' plans beginning with the 2005 plan year. The same is true for the 401k plan and most other ancillary benefits. Additional details will be provided in the coming weeks.

26. Will there be changes in my compensation as a result of this sale? No changes in compensation are contemplated as a result of this sale.

27. Will we lose our sabbatical program? There will be some changes to our benefits as expected in any transaction of this nature. The most significant change will be to the sabbatical program. As most of you are aware this is a rather unique benefit, and it would be problematic for only AFC employees to enjoy this benefit while the remainder of Tellabs' employees do not. We therefore had to reach an agreement that is fair and equitable and supports the needs of the combined company.
     The sabbatical program will terminate as of the closing date however those employees who have accrued 5 years of service toward the sabbatical benefit at the time of the close will be paid 6 weeks of their base pay shortly thereafter. All other employees will be entitled to a prorated portion of the sabbatical benefit based on months of service at the time of the close. The prorated cash payment will be made 12 months following the close or upon involuntary termination provided the termination is not for cause, death, or disability. More information will follow in the coming weeks.

                                     * * *